                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -------------------------

                                    FORM 11-K

               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1998


                                       or


             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  For the transition period from _____ to _____


                        Commission File Number: 000-28600






A.   FULL TITLE OF THE PLAN:
     CCC INFORMATION SERVICES INC. 401(K) RETIREMENT SAVINGS & INVESTMENT PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF IT PRINCIPAL EXECUTIVE OFFICES:
     CCC INFORMATION SERVICES GROUP INC.
     World Trade Center Chicago
     444 Merchandise Mart
     Chicago, Illinois 60654-1005

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS:

1.   Statement of Net Assets Available for Benefits, at December 31, 1998 and
     1997

2. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1998

3. Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1998

4.   Schedule II - Reportable Transactions for the Year Ended December 31, 1998.


EXHIBIT:

Exhibit 23 Consent of PricewaterhouseCoopers LLP





                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 4, 2000                    CCC Information Services Inc.

                                        By:   /s/ Oliver G. Prince, Jr.
                                             -------------------------------
                                        Name:  Oliver G. Prince, Jr.
                                        Title: Senior Vice President Human
                                               Resources

                          CCC INFORMATION SERVICES INC.
                          (A WHOLLY-OWNED SUBSIDIARY OF
                      CCC INFORMATION SERVICES GROUP INC.)

                          401(k) RETIREMENT SAVINGS AND
                                 INVESTMENT PLAN
                            FINANCIAL STATEMENTS AND
                             ADDITIONAL INFORMATION
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                          CCC INFORMATION SERVICES INC.
       (A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)

                  401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN
            INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

                                                                                     Page(s)
                                                                                     -------

Report of Independent Accountants                                                       1

Financial Statements:

  Statements of Net Assets Available for Plan Benefits at December 31,
    1998 and 1997                                                                       2

  Statements of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 1998                                                3

Notes to Financial Statements                                                          4-8

Additional Information:

  Schedule of Assets Held for Investment Purposes at December 31,
    1998                                                                            Schedule I

  Schedule of Reportable Transactions for the Year Ended
    December 31, 1998                                                               Schedule II

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of CCC Information Services Inc.
401(k) Retirement Savings and Investment Plan

October 15, 1999


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the CCC Information Services Inc. 401(k) Retirement Savings and Investment Plan (Plan) at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois

                          CCC INFORMATION SERVICES INC.
       (A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)

                  401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                   December 31,
                                                               1998            1997
                                                            -----------     -----------
ASSETS:
  Investments, at fair value:
     Shares of registered investment companies              $15,860,522     $11,862,712
     CCC Information Services Group Inc. Stock                  598,575         396,699
     Participant notes receivable                               274,033         170,089
                                                            -----------     -----------
     Total investments                                       16,733,130      12,429,500
                                                            -----------     -----------

  Receivables:
     Participants' contribution                                 112,760          86,692
     Employer's contribution                                     36,095           9,624
                                                            -----------     -----------
     Total receivables                                          148,855          96,316
                                                            -----------     -----------

LIABILITIES:
  Excess contributions due to participants                       33,442               -
                                                            -----------     -----------
     Total liabilities                                           33,442               -
                                                            -----------     -----------

  Net assets available for plan benefits                    $16,848,543     $12,525,816
                                                            ===========     ===========





         The accompanying notes are an integral part of these statements

                          CCC INFORMATION SERVICES INC.
         (A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)

                  401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                    Year Ended
                                                                December 31, 1998
                                                                -----------------

Additions:
  Additions to net assets attributed to:
    Investment income:
      Net appreciation in fair value of investments:
        Shares of registered investment companies                   $ 1,105,213
        CCC Information Services Group Inc. Stock                         5,587
      Interest on participant notes receivable                           20,559
      Interest and dividends                                            822,072
                                                                    -----------
      Total investment income                                         1,953,431
                                                                    -----------

    Contributions:
      Participants'                                                   3,221,382
      Employer's                                                        749,513
                                                                    -----------
      Total contributions                                             3,970,895
                                                                    -----------
    Total additions                                                   5,924,326
                                                                    -----------

Deductions:
  Deductions from net assets attributed to:
    Benefits paid to participants                                     1,601,599
                                                                    -----------
    Total deductions                                                  1,601,599
                                                                    -----------

    Net increase                                                      4,322,727

Net assets available for plan benefits:
  Beginning of year                                                  12,525,816
                                                                    -----------
  End of year                                                       $16,848,543
                                                                    ===========

          The accompanying notes are an integral part of this statement

                          CCC INFORMATION SERVICES INC.
        (A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.

                  401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

GENERAL

The CCC Information Services Inc. ("Company") 401(k) Retirement Savings & Investment Plan ("Plan") is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code ("IRC"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is designed to provide retirement benefits for all employees of the Company. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

TRUSTEE

The Company has appointed an officer of the Company as trustee for the Plan.

THIRD PARTY ADMINISTRATOR AND CUSTODIAN

The Benefit Center, Inc. and Fidelity Funds Network perform third party administrator and custodial duties, respectively.

PARTICIPATION AND VESTING

Employees who have completed at least six months of service, attained the age of 20 and are employed under a schedule equivalent to at least 20 hours per week are eligible to participate in the Plan. Members of a collective bargaining unit and nonresident aliens are, however, not eligible to participate. Through July 1998, participation in the Plan could begin only on February 1st, May 1st, August 1st or November 1st. Effective August 1, 1998, participation may begin on the first day of each month. Participants are 100% vested in their account balances, including employer contributions.

CONTRIBUTIONS

Plan participants may contribute annually an amount ranging between 1% and 14% of eligible compensation into any of the Plan's established investment funds, as specified in the Plan agreement. All participant contributions are subject to limitations set forth in the IRC and the regulations promulgated thereunder.
The Company match of 33% of participant contributions was increased to 50%, effective April 1, 1997, and was limited to an annual maximum of $1,000 per participant. Effective August 1, 1998 the matching contribution was changed to 50% match of participant contributions, up to 6% of employees' compensation. However, if the annual compensation is $33,400 or less, then the matching contribution will be 50% with no limit.

INVESTMENT FUNDS

 1. BERWYN INCOME FUND, INC.
    Funds are invested in shares of a registered investment company that invests in fixed income corporate debt securities, preferred stocks, securities issued or guaranteed by the U.S. Government, and common stocks that pay cash dividends. The fixed income corporate debt securities the fund invests in are bonds, debentures and corporate notes.

 2. CCC INFORMATION SERVICES GROUP INC. STOCK
    Funds are invested in the common stock of CCC Information Services Group Inc. (CCCISG). Participants are able to invest up to 25% of their total investment in CCCISG's stock.

 3. FIDELITY BLUE CHIP GROWTH FUND
    Funds are invested in shares of a registered investment company that invests in common stocks of well-known and established companies.

                          CCC INFORMATION SERVICES INC.
        (A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.

                  401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

 4. FIDELITY PURITAN FUND
    Funds are invested in shares of a registered investment company that invests in a broadly diversified portfolio of high-yielding securities, such as common stocks, preferred stocks, and bonds.

 5. FIDELITY SPARTAN MONEY MARKET FUND
    Funds are invested in shares of a registered investment company that invests in high-quality, short-term money market securities of all types.

 6. THE KAUFMAN FUND, INC.
    Funds are invested in shares of a registered investment company that invests in common stocks, convertible preferred stocks and bonds, including convertible bonds. The fund may also invest, subject to specific percentage limitations, in warrants, options, restricted securities, the securities of foreign issuers and in the securities of other investment companies. The fund may also, subject to specific percentage limitations, engage in short selling and in leveraging.

 7. KEMPER GROWTH FUND - A
    Funds are invested in shares of a registered investment company that invests in common stocks of companies with above average growth prospects, but may also be invested in convertible securities such as bonds and preferred stock.

 8. KEMPER INCOME AND CAPITAL PRESERVATION FUND - A
    Funds are invested in shares of a registered investment company that invests in investment grade debt securities.

 9. KEMPER INTERNATIONAL FUND - A
    Funds are invested in shares of a registered investment company that invests in an internationally diversified portfolio of equity securities, principally non-U.S. issuers.

10. KEMPER TOTAL RETURN FUND - A
    Funds are invested in shares of a registered investment company that invests in bonds, debt securities, preferred stocks and equity securities seeking a combination of income and capital appreciation.

11. KEMPER UNITED STATES (U.S.) GOVERNMENT SECURITIES FUND - A
    Funds are invested in shares of a registered investment company that invests in obligations issued or guaranteed by the U.S. Government or its agencies.

12. WARBURG PINCUS GROWTH & INCOME FUND
    Funds are invested in shares of a registered investment company that invests in equity securities, including common stock, securities that are convertible into common stock and readily marketable securities, such as rights and warrants, which derive their value from common stock.

13. WARBURG PINCUS INTERNATIONAL EQUITY FUND
    Funds are invested in shares of a registered investment company that invests in equity securities of companies that have their principal business activities and interests outside the United States.

Participants may make changes to their investment allocation at any time.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the Statement of Net

                          CCC INFORMATION SERVICES INC.
        (A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.

                  401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Assets Available For Plan Benefits and the Statement of Changes in Net Assets Available For Plan Benefits.

PARTICIPANT NOTES RECEIVABLE

The Plan provides for loans to participants in hardship situations, for the purchases of their primary residence and for payment of post-secondary education tuition. The loan repayment terms and interest rates are approved by the Plan Trustee. These loans reduce participant investments in their respective selected Investment Funds. Principal and interest is paid ratably through monthly payroll deductions.

WITHDRAWALS

The Plan provides that a participant may receive a distribution only in the following circumstances: (1) the participant attains age 70-1/2, (2) the participant retires, (3) the participant separates from the Company, (4) the participant dies, (5) the participant becomes disabled, (6) the participant encounters a financial hardship as specified in the Plan, or (7) there is a Qualified Domestic Relations Order issued by a court against the participant.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in assets, liabilities and changes therein. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME

The Plan's investments are stated at fair value. Shares of registered investments companies, as well as the Company stock are valued at quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan represents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

EXPENSES OF THE PLAN

The Company has paid expenses incurred by the Plan Administrator or Custodian in the administration of the Plan. The Company may elect, at any time, to charge Plan administration expenses to the Plan.

                          CCC INFORMATION SERVICES INC.
        (A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.

                  401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 3 - INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                   December 31,
                                                                              1998               1997
                                                                         ---------------    ---------------
 Fidelity Blue Chip Fund, 103,595 and 80,246 shares, respectively            $5,220,141         $3,166,525

 The Kaufman Fund, Inc., 574,222 and 472,436 shares, respectively             3,261,577          3,009,420

 Kemper Growth Fund - A, 141,618 and 127,463 shares, respectively             2,108,699          1,668,491

 Fidelity Puritan Fund, 66,725 and 43,454 shares, respectively                1,339,170            842,156

 Warburg Pincus Growth and Income Fund, 72,431 and 63,905 shares,
   respectively                                                               1,295,066          1,053,156


NOTE 4 - DUE TO PARTICIPANTS

EXCESS CONTRIBUTIONS

Amounts due participants presented in the Statement of Net Assets Available for Plan Benefits as of December 31, 1998 consist of excess contribution amounts to be refunded to participants, as a result of discrimination testing set forth in the IRC. For the year ended December 31, 1997, no excess contributions were refundable to participants at year-end.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan's assets will be distributed to participants in accordance with the Plan's provisions.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

                                                                                    December 31,
                                                                         -----------------------------------

                                                                              1998                1997
                                                                         ----------------    ---------------
 Net assets available for benefits per financial statements                  $16,848,543        $12,525,816
 Amounts allocated to withdrawing participants                                   157,849                  -
                                                                             -----------        -----------
 Net assets available for benefits per the Form 5500                         $16,690,694        $12,525,816
                                                                             ===========        ===========

                          CCC INFORMATION SERVICES INC.
        (A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.

                  401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year ended
                                                              December 31, 1998
                                                              -----------------

Benefits paid per the financial statements                        $1,601,599

Add:  Amounts allocated to withdrawing participants
  at December 31, 1998                                               157,849

Less:  Amounts allocated to withdrawing participants
  at December 31, 1997                                                     -
                                                                  ----------
Benefits paid to participants per the Form 5500                   $1,759,448
                                                                  ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 1997, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the custodian, as defined by the Plan and therefore, these transactions qualify as party-in-interest. The common stock of CCC Information Services Group Inc. is an investment of the Plan. CCC Information Services Inc., the sponsor of the Plan, is a wholly-owned subsidiary of CCC Information Services Group Inc. and therefore, these transactions qualify as party-in-interest.

NOTE 9 - ADOPTION OF STATEMENT OF POSITION 99-3

The Plan adopted SOP 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters", which was issued effective September 15, 1999. SOP 99-3 eliminates the need to disclose financial information by fund and does not provide for any changes in measurement of net assets.

                                                                      SCHEDULE I

                          CCC INFORMATION SERVICES INC.
       (A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)

                  401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN
           ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

     Identity of Issue, Borrower,                  Description of                              Current
     Lessor, or Similar Party                        Investments                Cost            Value
     ------------------------                      --------------               ----            -----
     574,222 Shares of The Kaufman
     Fund, Inc.                                    Mutual Fund             $ 3,293,590      $ 3,261,577

*1   103,595 Shares of Fidelity Blue
     Chip Growth Fund                              Mutual Fund               3,881,603        5,220,141

     141,618 Shares of Kemper
     Growth Fund - A                               Mutual Fund               2,024,005        2,108,699

     72,431 Shares of Warburg Pincus
     Growth & Income Fund                          Mutual Fund               1,204,592        1,295,066

     61,398 Shares of Kemper
     Total Return Fund - A                         Mutual Fund                 641,555          656,960

*1   66,725 Shares of Fidelity
     Puritan Fund                                  Mutual Fund               1,169,864        1,339,170

*1   382,656 Shares of Fidelity Spartan
     Money Market Fund                             Mutual Fund                 382,656          382,656

     31,352 Shares of The Berwyn
     Income Fund, Inc.                             Mutual Fund                 385,933          336,097

     35,952 Shares of Kemper
     International Fund - A                        Mutual Fund                 438,361          407,704

     21,314 Shares of Warburg
     Pincus International Fund - A                 Mutual Fund                 417,923          379,172

     23,157 of Kemper Income
     and Capital Preservation Fund - A             Mutual Fund                 197,721          201,233

     30,950 Shares of Kemper U.S.
     Government Securities Fund - A                Mutual Fund                 272,067          272,047

*1   34,700 Shares of CCC Information
     Services Group Inc. Stock                     Common Stock                532,410          598,575

*1   Plan Participants                             Participant Loans*2               -          274,033
                                                                           -----------      -----------
     Total                                                                 $14,842,280      $16,733,130
                                                                           ===========      ===========

*1 - Denotes party-in-interest
*2 - Interest rates range from 8.75% to 9.5%

                                                                    SCHEDULE II
                          CCC INFORMATION SERVICES INC.
       (A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)

                  401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN
                ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS*1
                                DECEMBER 31, 1998

                                                                                                        Current
                                                                                Expense                 Value of
                                                                               Incurred                 Asset on      Net
   Identity of                                  Purchase    Selling    Lease     with      Cost of    Transaction     Gain
   Party Involved  Description of Asset           Price      Price    Rental  Transaction   Asset         Date       (Loss)
   --------------  --------------------           -----      -----    ------  -----------   -----         ----       ------
   The Kaufman       Purchased 231,815
   Fund, Inc.        shares of The Kaufman
                     Fund, Inc.                $1,388,118   $      -   $  -     $    -    $1,388,118  $1,388,118   $      -
   The Kaufman       Sold 130,030 shares of
   Fund, Inc.        The Kaufman Fund, Inc.             -    810,516      -          -       754,521     810,516     55,995
   Fidelity Blue     Purchased 39,478 shares
   Chip              of Fidelity Blue Chip
                     Growth Fund                1,735,681          -      -          -     1,735,681   1,735,681          -
   Fidelity Blue     Sold 16,130 shares of
   Chip              Fidelity Blue Chip
                     Growth Fund                        -    711,104      -          -       596,797     711,104    114,307

*1 Transaction or series of transactions which total five percent of the current value of plan assets at the beginning of the plan year are included as reportable transactions.